                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (MARK ONE)

          (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM __________ TO __________


                          COMMISSION FILE NUMBER 1-8514

    A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM
                         THAT OF THE ISSUER NAMED BELOW:

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                               16740 HARDY STREET
                              HOUSTON, TEXAS 77032

The following financial statements and exhibits are filed as a part of this annual report:

                                                                  Sequentially
                                                                    Numbered
                                                                       Page
(a)      Index to Financial Statements and Supplementary
            Information:

         Report of Independent Public Accountants....................    4

         Statements of Net Assets Available for  Plan
         Benefits at December 31, 1999 and 1998......................    5

         Statement of Changes in Net Assets Available
         for Plan Benefits for the Year Ended December 31,
         1999........................................................    6

         Notes to Financial Statements...............................    7

         Supplementary Information:

         Schedule I - Assets Held for Investment Purposes............   12

         Schedule II - Non-Exempt Transactions.......................   13

(b)      Exhibits:

23.1  -  Consent of Independent Public Accountants...................   16

SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

Financial Statements
As of December 31, 1999
Together With Auditors' Report

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 (Schedule I) and non-exempt transactions for the year ended December 31, 1999 (Schedule II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Houston, Texas
June 19, 2000

           SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      DECEMBER 31, 1999 AND 1998




ASSETS:                                               1999                 1998
                                             --------------------  -------------------
Cash, non-interest bearing                   $                 --  $           110,928
                                             --------------------  -------------------
Investments, at fair value
     Registered investment companies                  139,364,657          115,161,114
     Smith International, Inc. common stock            23,848,041           13,174,240
     Common/collective trust                            1,730,536                   --
     Loans to participants                              8,739,968            8,927,383
                                             --------------------  -------------------
               Total investments                      173,683,202          137,262,737

 Receivables-
     Company contributions                              3,405,951              756,985
     Participant contributions                            311,034              140,866
     Other                                                 28,188              138,331
                                             --------------------  -------------------
               Total receivables                        3,745,173            1,036,182
                                             --------------------  -------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS       $        177,428,375  $       138,409,847
                                             ====================  ===================






      The accompanying notes are an integral part of these financial statements.

              SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                    FOR THE YEAR ENDED DECEMBER 31, 1999




NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1998                      $138,409,847

ADDITIONS:
     Income-
          Interest income                                                             788,949
          Dividend income                                                           8,505,269
          Net appreciation in fair value of Company common stock                   16,838,008
          Net appreciation in fair value of registered investment companies        10,006,989
                                                                                 ------------
               Total income                                                        36,139,215
                                                                                 ------------
     Contributions-
          Company, net of forfeitures                                               8,251,797
          Participant                                                               8,773,486
          Rollovers                                                                   899,456
                                                                                 ------------
               Total contributions                                                 17,924,739

     Transfer from other plan (Note 3)                                              7,159,676
                                                                                 ------------
               Total additions                                                     61,223,630
                                                                                 ------------
DEDUCTIONS:
     Benefits paid to participants                                                 22,081,852
     Administrative expenses                                                          123,250
                                                                                 ------------
               Total deductions                                                    22,205,102
                                                                                 ------------
NET ADDITIONS TO NET ASSETS AVAILABLE FOR PLAN BENEFITS                            39,018,528
                                                                                 ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1999                      $177,428,375
                                                                                 ============

The accompanying notes are an integral part of this financial statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS




1.       SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

         The following description of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

         GENERAL

         The Plan is a defined contribution plan of Smith International, Inc. ("Smith" or the "Company"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees who meet certain eligibility requirements.

         PLAN ADMINISTRATOR AND TRUSTEE

         The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of participants of the Plan. Vanguard Fiduciary Trust Company ("Vanguard" or "Trustee") is the trustee of all investments held by the Plan.

         ELIGIBILITY

         Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of eighteen.

         CONTRIBUTIONS

         The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. The Company contributes to the account of each participant in the Plan between two and six percent of each participants' compensation based upon the age of the participant (the "Company Retirement Contributions"). The Company will, in addition to the Company Retirement Contributions, make mandatory matching contributions (the "Company Matching Contribution") up to 1 1/2 percent of the participants' compensation. In addition, discretionary contributions (the "Company Discretionary Contribution") in excess of the 1 1/2 percent may be made at the discretion of the Company's Board of Directors to the account of participants who are employed by the Company at the end of the Plan year.

         For 1999, a Company Discretionary Contribution was made at a rate of 50 percent of participant voluntary contributions less Company matching contributions, subject to certain limitations.

         VESTING

         Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings and all vested balances are distributed.

         The Plan has certain provisions, which provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between M-I L.L.C., a majority-owned subsidiary of the Company and Smith.

         COMPENSATION

         Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

         INVESTMENT OPTIONS

         Participants have the option of investing their contributions and the Company's Retirement, Matching and Discretionary Contributions among one or all of the seven registered investment companies offered by the Vanguard Group of Investment Companies (the "Vanguard Funds") and the Company's common stock.

         Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

         The Dreyfus-Certus Stable Value Fund, received in conjunction with the plan-to-plan transfer of certain former CECo Holding Company employees' account balances into the Plan (see Note 3), is not available for current investment by participants. In the 2000 Plan year, monies invested in the Dreyfus-Certus Stable Value Fund will be transferred to the VMMR Prime Portfolio Fund or one or more of the available investment options at the direction of the participants.

         ADMINISTRATIVE EXPENSES

         The Plan is responsible for its administrative expenses. However, in 1999, the Company elected to pay administrative expenses from the forfeitures of the Plan. In the future, the Company may elect to discontinue paying such expenses.

         TERMINATION OF THE PLAN

         The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

         LOANS

         The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

         WITHDRAWALS AND FORFEITURES

         A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their pre-July 1, 1983 contributions in cash without being suspended from making additional contributions to the Plan.

         Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 1999, forfeitures of $636,370 were used to reduce the Company's contributions. Forfeitures available at December 31, 1999 and 1998 totaled $62,523 and $111,484, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING

         The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

         INVESTMENT VALUATION

         Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the common/collective trust. The common/collective trust is valued by the issuer based upon the market value of the underlying assets of the common/collective trust.

         INVESTMENT INCOME

         Net appreciation or depreciation in fair value of registered investment companies and net appreciation or depreciation in fair value of Company common stock in the statement of changes in net assets available for plan benefits include realized gains or losses on the sale of the investments and unrealized appreciation or depreciation in the fair value of the investments.

         ADOPTION OF SOP 99-3

         The Plan has adopted the AICPA Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. During 1999, the Plan adopted SOP 99-3, and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.       TRANSFER FROM OTHER PLAN:

         Effective May 28, 1999, Smith acquired the distribution operations of CECo Holding Company ("CE") and as a result, certain employees of CE and its subsidiaries who participated in the Continental Emcso Company Retirement Savings Plan (the "CE Plan") became employees of Smith effective May 28, 1999 and eligible to participate in the Plan. During 1999, the CE Plan transferred the participant account balances through a plan-to-plan transfer into the Plan. The applicable CE Plan assets were liquidated and invested in the closest available investment option under the Plan, as determined by the Administrative Committee, except for the Dreyfus-Certus Stable Value Fund, which was transferred in-kind. The effected employees were 100 percent vested in the amounts transferred to the Plan.

4.       FEDERAL INCOME TAX STATUS:

         The Plan obtained its latest determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.       RISKS AND UNCERTAINTIES:

         The Plan provides for various investments in registered investment companies, common stock, and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.       PARTY-IN-INTEREST TRANSACTIONS:

         The Plan invests in shares of common stock of the Company. As the Company is the Plan's administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment companies managed by Vanguard. As Vanguard is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7.       INVESTMENTS:

         Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                                                     1999                     1998
                                                             ---------------------- ------------------------
         VMMR Prime Portfolio Fund                               $34,167,857              $28,655,784

         Vanguard PRIMECAP Fund                                   33,949,311               22,896,280

         Vanguard Index 500 Portfolio Fund                        26,603,908               19,226,409

         Vanguard Wellington Fund                                 24,308,035               24,447,925

         Smith International, Inc. Common Stock                   23,848,041               13,174,240

         Vanguard Windsor Fund                                    12,170,004               12,534,678

         Participant Loans                                         8,739,968                8,927,383


8.   NON-EXEMPT TRANSACTIONS:

     For the year ended December 31, 1999, due to system delays, a contribution was not remitted to the Plan by the Company within the time period established by the Department of Labor. Subsequent to year end, the Company reimbursed the Plan for interest on the delayed contributions. As such, this transaction represents a non-exempt transaction between the Company and the Plan as identified in Schedule II.

9.   SUBSEQUENT EVENT:

     In January 2000, the Company acquired Texas Mill Supply and Manufacturing, Inc. The impact of this transaction on the Plan has not been determined.

                                                                      SCHEDULE I

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999

                                                                                             NUMBER OF SHARES
                IDENTITY                                                                            OR                   CURRENT
                OF ISSUE                                     DESCRIPTION                     PRINCIPAL AMOUNT   COST      VALUE
---------------------------------------  -------------------------------------------------   ----------------   ----   -----------
*Vanguard Group of Investment Companies   VMMR Prime Portfolio Fund                             34,167,857       (a)    $34,167,857

*Vanguard Group of Investment Companies   Vanguard PRIMECAP Fund                                   546,952       (a)     33,949,311

*Vanguard Group of Investment Companies   Vanguard Wellington Fund                                 896,386       (a)     24,308,035

*Vanguard Group of Investment Companies   International Growth Portfolio Fund                      245,545       (a)      5,522,310

*Smith International, Inc.                Smith International, Inc. Common Stock                   479,961       (a)     23,848,041

*Vanguard Group of Investment Companies   Vanguard Windsor Fund                                    802,242       (a)     12,170,004

*Vanguard Group of Investment Companies   Long-Term Corporate Bond Fund                            325,923       (a)      2,643,232

*Vanguard Group of Investment Companies   Vanguard Index 500 Portfolio Fund                        196,585       (a)     26,603,908

*Dreyfus-Certus                           Dreyfus-Certus Stable Value Fund                       1,730,536       (a)      1,730,536

*Smith International, Inc                 Loans Receivable from Participants                    $8,739,968       (a)      8,739,968
  401(k) Retirement Plan                  (Highest and lowest interest rates are 12.0%
                                          and 7.0%)                                                                    ------------

                                             Total assets held for investment purposes                                 $173,683,202
                                                                                                                       ============

---------------
*Identified party in interest

 (a) Cost omitted for participant - directed investments.

                                                                     SCHEDULE II

          SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                 SCHEDULE OF NON-EXEMPT TRANSACTIONS

                FOR THE YEAR ENDED DECEMBER 31, 1999

                                    RELATIONSHIP TO PLAN      DESCRIPTION OF TRANSACTIONS INCLUDING                     INTEREST
         IDENTITY OF                 EMPLOYER OR OTHER           MATURITY DATE, RATE OF INTEREST,           AMOUNT      INCURRED
        PARTY INVOLVED               PARTY IN INTEREST            COLLATERAL AND MATURITY VALUE             LOANED      ON LOAN
----------------------------     -------------------------   ----------------------------------------     ----------   ----------
Smith International, Inc.        Employer                    Lending of monies from the Plan to the
                                                             Employer (contributions not remitted
                                                             to the Plan in a timely manner) as follows:

                                                             Late payment of January 29, 1999               $350,766         $262
                                                             contributions, due February 22, 1999,
                                                             received February 23, 1999, Interest
                                                             at 27.298% per annum.



















NOTE: The above interest amounts were subsequently remitted to the Plan by the Employer.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




Dated: June 26, 2000
                                            SMITH INTERNATIONAL, INC.
                                            401(k) RETIREMENT PLAN

                                            By: Administrative Committee for
                                                the Smith International, Inc.
                                                Retirement Plan


                                                By: /s/ Neal S. Sutton

                                                      Neal S. Sutton, Member


                                                By: /s/ Vivian M. Cline

                                                      Vivian M. Cline, Member

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

 23.1               Consent of Independent Public Accountants